UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 21, 2023

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, NY 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (858) 245-2955

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03ExquisiteBox; #1909E95SGCSet; #1964KOUFAXJERSEY; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LeafRuthSGC8; #49BowmanJackieAuto; #96SkyboxE-X2000Wax; #AlexRodriguez09WSUniform; #AliRookieCardBVG8; #ALIWBCBELT; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BabeRuthBowsOutPhoto; #BRADY2000SPXSPECTRUMBGS9.5; #BradyChampionshipTicket; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYROOKIE; #CHAMBERLAINHSUNIFORM; #ChamberlainPhilaJersey59-60; #CharlesBarkleySunsJersey; #ChicagoBullsDynastyHardwood; #ChrisBoshGameWornRaptorsSneakers; #CristianoRonaldoRC1of1; #CROSBYTHECUPBASKET; #CurryGoldToppsPSA10; #DaveBingSigned50GreatestNBAPlayersLithograph; #Durant07-08ExquisiteLimitedLogosBGS9.5; #EddiePlankT206PSA4; #EmbiidFirst50PointGameJersey; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #Giannis48PointGameSneakers; #GIANNISGOLDIMMACULATE; #Gretzky1979Topps9; #Gretzky1981SportsIllustratedCoverCGC9.4; #GRETZKYOPEECHEE1979 ;#HamiltonChromeOrangeSapphire; #JackieRobinson1952ToppsPSA8.5; #JackieRobinson53Topps8; #JACKIEROBINSONAUTOBAT; #JORDAN86FLEERBGS9.5BASKET; #JordanExquisite8.5Flashback; #JORDANEXQUISITEBGS8; #JordanLeBronSignoftheTimes; #JORDANPSA10; #JORDANROOKIEJERSEY; #JoshAllenGoldBGS9.5; #JustinHerbertHiddenTreasureRPA; #KareemPointsRecordBall; #KevinDurantHSJersey; #KobeBlackHistoryMonthFinalSeasonShoes; #KobeBryant2001WarmUpJacket; #KobeBryantFirstWhite#24Jersey; #KobeBryantRoyalBlueJordanSneakers; #KobeFinalSeasonSneakers; #KOBEREEBOKIVERSONRETROS; #KOUFAX55PSA9; #KOUFAXPSA8; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LeBronMeloBosh2008TripleLogoMan; #LeBronMeloDualLogoman; #LEBRONMELOWADETRIORC; #LeBronRookieShoes; #LEBRONULTIMATE; #LukaRookieJersey; #LukaWhiteSparkle; #MAGICBIRDLOGOMAN; #MahomesImmaculate1of1; #MahomesNT1of1; #MANTLE1952TOPPSPSA8; #Mantle1953Bowman8Basket; #Mantle1953Topps8; #Mantle1957ToppsPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #Mantle1966ToppsPSA9Basket; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #Mantle54BowmanBasket; #MantleDebutStub; #MARINOMANNINGFAVREJERSEYS; #MAYS1951BOWMAN7; #MAYS1952PSA8; #MessiMegacracks#71PSA9; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MPJChampionshipTicket; #NegroLeagueLegendaryCutsBasket; #NolanRyan1968MiltonBradleyPSA9; #NolanRyan1968ToppsPSA8.5; #OVECHKINSPAUTHBASKET9.5; #OvechkinTheCupBGSGemMint9.5; #PaulPierce2010ASGJersey; #Pele1958AmericanaPSA3; #PeytonManningMVPHelmet; #RipkenRookieJersey&CardBasket; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #Ruth33GoudeySGC8; #SandyKoufax1956ToppsGrayBackPSA9; #SatchelPaige48LeafSGC30; #ShoelessJoeJackson1915PSA8; #TEDWILLIAMS1939PLAYBALL; #TheRockBumbleBeePSA10; #TIGERSIFORKIDS; #TigerWoodsDebutTicket; #TimDuncanPMGGreen; #TraeYoungFlawlessGreenBGS9; #TROUTFINESTSUPERFRACTOR; #UNITAS1965JERSEY; #WILTCHAMBERLAIN1961FLEERRCPSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #ZIONRPABGS9

Item 6.	Changes in Control of Issuer

Pursuant to an Acquisition Agreement dated as of June 16, 2023 (the “Original Acquisition Agreement”), as amended by instrument dated June 30, 2023 (the “First Amendment”), as further amended by instrument dated July 13, 2023 (the “Second Amendment”), and as further amended by instrument dated effective August 21, 2023 (the “Third Amendment” and, together with the Original Acquisition Agreement, the First Amendment and the Second Amendment, the “Acquisition Agreement”), Collectable Technologies, Inc. (“CTI”), the sole member of CS Asset Manager, LLC (the “Manager”), the Manager of Collectable Sports Assets, LLC (the “Company”) is to be acquired, via a merger (the “Acquisition”), by Fractional Ownership Holdings, LLC (the “Acquiror”). In the Acquisition, a wholly-owned subsidiary of the Acquiror, F.O.H. Acquisition, Inc., a Delaware corporation, will be merged with and into CTI, with CTI being the surviving company and becoming a wholly-owned subsidiary of the Acquiror.

The total consideration to be paid by the Acquiror in the Acquisition is $1,600,000 (the “Acquisition Consideration”).  After subtracting transaction expenses of approximately $247,111, funds of approximately $1,353,000 will be distributed to the former shareholders of CTI. The source of the funds used by the Acquiror to effect the Acquisition is another company under the common control of the Acquiror.

On August 21, 2023, in accordance with the terms of the Acquisition Agreement, the Acquisition Consideration was placed in escrow. On that date, each of the members of the board of directors of CTI (Jason Epstein, Jarod Winters, Matthew Demchyk and Ross Schimel) resigned as directors of CTI as well as officers and agents of CTI, the Manager and the Company. Philip Neuman was appointed the sole director of CTI. There are no arrangements or understandings among members of the former or current owners or directors of CTI with respect to the election of directors of CTI.

Another subsidiary of CTI is a regulated entity (the “Regulated Subsidiary”) whose regulator must review the proposed change in indirect ownership of the Regulated Subsidiary under the Acquisition Agreement. The closing of the Acquisition (the “Closing”) may occur as early as thirty (30) days after submission of the application for review to the regulator. That application was submitted on August 18, 2023; therefore, the Closing is expected to occur on or after September 18, 2023.

After the Closing, CTI will continue to be the sole member of both the Manager and the Company. The Acquisition will have no effect on the interests of the holders in each of the series set forth on the cover page of this Current Report on Form 1-U. All of those units will remain outstanding in accordance with their respective terms.

As of August 21, 2023, the following person continues as the sole officer of the Manager and the Company:

Jarod Winters – President, Chief Compliance Officer and Chief Operating Officer

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: August 25, 2023	By:	/s/ Jarod Winters
Chief Operating Officer

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